Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C132

14 May 2008

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

13.05.08 Notification of Results

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretary Assistant

Enc

Regulatory Announcement

Go to market news section

Free annual report

Company	DETICA GROUP PLC ORD 2P
TIDM	DCA
Headline	Notice of Results
Released	14:36 13-May-08
Number	3324U14

RNS Number : 3324U
Detica Group Plc
13 May 2008

13 May 2008

Detica Group plc

Notification of Results Date

Detica Group plc (LSE: DCA.L), the specialist business and technology consultancy, will announce preliminary results for the year ended 31 March 2008 on Monday, 2 June 2008.

Enquiries:

Financial Dynamics	**+44 (0)20 7831 3113**
Edward Bridges / Matt Dixon / Erwan Gouraud	

This information is provided by RNS
The company news service from the London Stock Exchange

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